FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of November, 2002

Commission File Number: 0-28724



                           ORCKIT COMMUNICATIONS LTD.

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form:40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A -------

The first, second and third paragraphs of the press release, the first two paragraphs under the header "Reverse Share Split" in the press release and the consolidated statements of operations and the consolidated balance sheets data contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the
Registrant's  Registration  Statement  on  Form  S-8  No.  333-05670;  (iv)  the
Registrant's Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8 No. 333-12178.




                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: Orckit Communications Ltd. Reports 2002 Third Quarter Results; Board of Directors Approves One-For-Five Reverse Share Split. Dated November 13, 2002.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                             Orckit Communications Ltd.

                                             (Registrant)

                                        By:  /s/ Adam M. Klein
                                             ----------------------------------

Date: November 14, 2002                      Adam M. Klein for Izhak Tamir,

                                             pursuant to authorization









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                                  EXHIBIT INDEX



Exhibit Number    Description of Exhibit



10.1            Orckit  Communications  Ltd. Reports 2002 Third Quarter Results;
                Board of Directors Approves One-For-Five Reverse Share Split. Dated November 13, 2002.

                                  EXHIBIT 10.1

Contacts:

Erez Baron, Controller        Jeffrey Corbin / Lee Roth/Joe
Orckit Communications         Mansi (Investor Relations)
Tel: 972 3 696 2121           KCSA Worldwide
erezb@orckit.com              (212) 896-1214/(212) 896-1209
                              jcorbin@kcsa.com/ lroth@kcsa.com/jmansi@kcsa.com


                                                          For Immediate Release

                           ORCKIT COMMUNICATIONS LTD.
                       REPORTS 2002 THIRD QUARTER RESULTS
                                       ---
                BOARD OF DIRECTORS APPROVES ONE-FOR-FIVE REVERSE
                                   SHARE SPLIT


TEL AVIV, Israel, November 13, 2002 -- Orckit Communications Ltd. (Nasdaq: ORCT) today reported results for the third quarter and nine months ended September 30, 2002.

Total revenues in the third quarter of 2002 were $12.3 million, compared to $36.3 million in the third quarter of 2001. Net income for the third quarter of 2002 was $3.4 million, or $0.14 per diluted share, compared to $725,000, or $0.03 per diluted share, for the third quarter of 2001. Results for the third quarter of 2002 included financial income of $8.8 million that resulted primarily from a gain from the early retirement of our convertible subordinated notes.

Total revenues for the nine months ended September 30, 2002 were $49.6 million compared to $110.6 million for the nine months ended September 30, 2001. Net loss for the nine months ended September 30, 2002 was $507,000, or $(0.02) per share, compared to $17.0 million, or $(0.74) per share, for the nine months ended September 30, 2001. Results for the nine months ended September 30, 2001 included a charge of $26.1 million for amoritzation and impairment of goodwill. Results for the nine months ended September 30, 2002 included financial income of $10.7 million compared to $16.1 million in the nine months ended September 30, 2001.

Key  highlights:

Corrigent - The first installations for trials of Corrigent's CM-106 packet Add-Drop Multiplexor (ADM) product began in the third quarter. Ongoing trials are with a number of established US carriers. The CM-106 combines SONET and MPLS technologies leverages Corrigent's 10 Gbps Resilient Packet Ring (RPR) engine. Corrigent's RPR technology complies with the proposed IEEE 802.17 Standard.

The CM-106 is fully compatible with existing SONET deployments. It supports TDM/SONET services from DS-1 to OC-48 while conforming to SONET specification GR253, as well as supporting Ethernet services via 10/100 or GigE with 1Mbps granularity.

The CM-106 supports fiber ring networks operating at either 10 Gbps or 2.5 Gbps rate, and it is designed to fit easily into existing carriers' SONET operational processes.

Spediant - The EML 8000, Spediant's new multi-pair solution was recently unveiled at the Outside Plant Expo Conference and Trade Show in Charlotte, North Carolina. The EML 8000 is based on a sophisticated aggregation scheme of multiple DSL channels into a single higher capacity trunk. It is being designed to enable 10 Mbps Ethernet transparent LAN as well as voice services over carriers' existing copper infrastructure.

Reverse Share Split - At the Company's Annual Shareholders Meeting on November 12, 2002, the Company's shareholders authorized amendments to the Company's Memorandum and Articles of Association that give the Board of Directors of the Company authority to effect a reverse share split. Following this authorization, the Board of Directors of the Company approved a reverse share split in the ratio of one-for-five. The record date for the reverse share split is November 26, 2002. The Company will round any fractional share that results from the reverse split to the nearest whole share. As of November 5, 2002, there were 24,839,374 Ordinary Shares outstanding and after the reverse share split there will be approximately 4,967,875 of our Ordinary Shares outstanding. The transfer agent for the Company's Ordinary Shares is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005.

The Company authorized the reverse split in order to regain compliance with the Nasdaq National Market's requirements for continued listing. However, there is no assurance that the Company will comply with the Nasdaq National Market's continued listing requirements in the future.

Commenting on the third quarter results, Orckit's President, Izhak Tamir, said:
"We are optimistic about the market opportunities that Corrigent and Spediant are pursuing. Going forward, Orckit will continue to invest significant funds and allocate management efforts to support the penetration of Corrigent and Spediant products into the carrier market. While we do not anticipate commercial revenues from these products before 2004, we believe that these products effectively address the growing need for high bandwidth transmission in different aspects of carriers' networks at significantly lower costs than current solutions."

Mr. Tamir added: "As service providers continue to reduce their capital equipment expenditure plans, revenues from our ADSL product line are expected to diminish. Accordingly, as we exit this market segment, we expect insignificant revenues from our legacy ADSL DSLAM and modem products in 2003."

Conference Call Orckit Communications will host a conference call on Wednesday, November 13, 2002, at 11:00 a.m. EST. The call can be accessed by dialing:
1-888-858-4066 in the United States and: 1-973-935-2101 internationally. The call will also be available live on the Internet at http://www.kcsa.com. A replay of the call will be available beginning at approximately 1:00 p.m. EST until, November 15, 2002 at 11:59 p.m. To listen to the replay, please call 1-877-519-4471 in the United States, and 1-973-341-3080 internationally. To access the replay, users will need to enter the following code: 3576429.

About Orckit  Communications
Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Orckit offers digital subscriber line (DSL) solutions that enable high-speed broadband data transmission over existing copper infrastructure. Orckit is a majority shareholder of Corrigent Systems, which is developing metro transport telecom products designed to support SONET and Ethernet services utilizing Resilient Packet Ring (RPR) technology.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


                               (Tables To Follow)



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





                                                     ORCKIT COMMUNICATIONS LTD.

                                              CONSOLIDATED STATEMENTS OF OPERATIONS

                                            (US$ in thousands, except per share data)

                                                     Three Months Ended                       Nine Months Ended
                                                        September 30                             September 30
                                                  2002                  2001                2002             2001
                                                  ----                  ----                ----             ----
                                              (Unaudited)           (Unaudited)         (Unaudited)       (Unaudited)


Revenues                                 $               12,346  $          36,309    $         49,615 $        110,628

Cost of revenues                                          8,154             28,283              35,804           88,463
                                                         ------             ------              ------           ------
Gross profit                                              4,192              8,026              13,811           22,165

Research and development
expenses, net                                             5,471              3,805              14,094           15,687

Selling, general and
administrative expenses                                   4,144              3,622              10,915           13,525
                                                         ------             ------              ------           ------
Total operating expenses                                  9,615              7,427              25,009           29,212

Amortization of goodwill                                                                                         26,101
                                                         ------             ------              ------           ------
Operating income (loss)                                 (5,423)                599            (11,198)         (33,148)

Financial income, net                                     8,815                126              10,691           16,118
                                                         ------             ------              ------           ------
Net income (loss)                        $                3,392  $             725    $          (507) $       (17,030)
                                                         ======             ======              ======           ======
Income (loss) per share - basic
and diluted                              $                 0.14  $            0.03    $         (0.02) $         (0.74)
                                                         ======             ======              ======           ======

Weighted average number of shares
outstanding - basic                                      24,762             23,540              24,596           22,975
                                                         ======             ======              ======           ======
Weighted average number of shares
outstanding - diluted                                    25,030             24,863
                                                         ======             ======






                                                               ORCKIT COMMUNICATIONS LTD.
                                                              CONSOLIDATED BALANCE SHEETS
                                                                    (US$ in thousands)

                                                                           September 30             December 31
                                                                               2002                     2001

                                                                           (Unaudited)               (Audited)


ASSETS

Current assets:
    Cash and cash equivalents                                    $            20,310 $                  39,091
    Short-term investments                                                                              63,637
    Trade receivables                                                          2,806                     7,316
    Other receivables                                                          2,783                     4,493
    Inventories                                                                  100                     9,297
                                                                              ------                    ------
          Total current assets                                                25,999                   123,834

Long term investments (including long term loan)                             107,156                    30,196
Property and equipment, net                                                    6,674                     7,796
Deferred charges                                                                 824                     1,566
                                                                              ------                    ------
          Total assets                                           $           140,653 $                 163,392
                                                                              ======                    ======


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Trade payables                                               $             8,162 $                   8,803
    Accrued expenses and other payables                                        8,037                    11,136
                                                                              ------                    ------
          Total current liabilities                                           16,199                    19,939

Long term liabilities:

    Accrued severance pay, net                                                 1,167                       252
    Convertible subordinated notes                                            45,411                    66,416
                                                                              ------                    ------
          Total long term liabilities                                         46,578                    66,668

          Total liabilities                                                   62,777                    86,607

Shareholders' equity                                                          77,876                    76,785
                                                                              ------                    ------
Total liabilities and shareholders' equity                       $           140,653 $                 163,392
                                                                              ======                    ======

